Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: November 21, 2014

MERGER BENEFIT STATEMENT

November 20, 2014

Dear Covidien Shareholder

On June 15, 2014, Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) announced that they had entered into a definitive agreement pursuant to which Medtronic Holdings Limited, a new holding company incorporated in Ireland that will be renamed Medtronic plc (“New Medtronic”) will acquire Covidien and Medtronic (the “Transaction”). On November 20, 2014, New Medtronic filed with the U.S. Securities and Exchange Commission (the “SEC”) Amendment No. 5 to its registration statement on Form S-4 in connection with the Transaction, which included a joint proxy statement of Medtronic and Covidien that also serves as a prospectus of New Medtronic (the “Joint Proxy Statement/Prospectus”). The Form S-4 was declared effective on November 20, 2014, and the Joint Proxy Statement/Prospectus is included along with this letter.

As Covidien is an Irish incorporated company, the Transaction is subject to the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”). In accordance with the Irish Takeover Rules, where Medtronic gives a statement regarding the synergies that may result from the Transaction (known as a “merger benefit statement” under the Irish Takeover Rules), certain attestations to that merger benefit statement must be provided.

As Medtronic previously disclosed a merger benefit statement in the announcement of the Transaction on June 15, 2014, that statement has been repeated in the Joint Proxy Statement/Prospectus on pages 477 through 478, and is also repeated in this letter.

In addition, included with this letter are reports required by the Irish Takeover Rules from Medtronic’s reporting accountants, the Irish firm of PricewaterhouseCoopers, and Medtronic’s financial advisor, Perella Weinberg Partners LP, confirming (respectively) that the estimates contained in the merger benefit statement have been made with due care and consideration.

Very truly yours,
Gary Ellis
Chief Financial Officer
Medtronic, Inc.

Unless otherwise defined in this communication, capitalized terms shall have the meaning given to them in the Joint Proxy Statement/Prospectus.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Filed with the SEC

New Medtronic has filed with the SEC a registration statement on Form S-4 containing a Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. The registration statement was declared effective by the SEC on November 20, 2014. Medtronic and Covidien plan to promptly mail to their respective shareholders (and to Covidien Equity Award Holders for information only) the definitive Joint Proxy Statement/Prospectus (which includes the Scheme Circular and Explanatory Statement) in connection with the Transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien with the SEC by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

Participants in the Solicitation

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Statements Required by the Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Perella Weinberg Partners LP which is a registered broker dealer with the SEC, is acting for Medtronic and New Medtronic and no one else in connection with the Transaction and will not be responsible to anyone other than Medtronic and New Medtronic for providing the protections afforded to clients of Perella Weinberg Partners LP, or for giving advice in connection with the Transaction or any matter referred to herein.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (DIRECTLY OR INDIRECTLY) IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE THIS WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in, 1% or more of any class of “relevant securities” of Covidien or Medtronic, all “dealings” in any “relevant securities” of Covidien or Medtronic (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3:30 pm (Irish time) on the “business day” following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the “offer period” otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of Covidien or Medtronic, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all “dealings” in “relevant securities” of Covidien by Medtronic or “relevant securities” of Medtronic by Covidien, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (Irish time) on the “business day” following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

About Medtronic

Medtronic, Inc. (www.medtronic.com), headquartered in Minneapolis, is the global leader in medical technology—alleviating pain, restoring health, and extending life for millions of people around the world.

About Covidien

Covidien is a global healthcare products company that creates innovative medical solutions for better patient outcomes and delivers value through clinical leadership and excellence. Covidien develops, manufactures and sells a diverse range of industry-leading medical device and supply products. With 2013 revenue of $10.2 billion, Covidien has more than 38,000 employees worldwide in more than 70 countries, and its products are sold in over 150 countries. Please visit www.covidien.com to learn more about Covidien’s business.

Medtronic Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s and/or Medtronic’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Medtronic’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Medtronic’s current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s or Medtronic’s consolidated tax liabilities, including, if the Transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the Securities and Exchange Commission, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and from time to time in Medtronic’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Medtronic Merger Benefit Statement

The Rule 2.5 announcement dated June 15, 2014 (the announcement), included the following statements regarding the synergies that may result from the acquisition (the synergy statements):

The combination is expected to result in at least $850 million of annual pre-tax cost synergies by the end of the fiscal year 2018. These synergies include the benefits of optimizing global back-office, manufacturing and distribution infrastructure, as well as the elimination of redundant public company costs. The estimate excludes any potential revenue synergies.

Subject to the Scheme becoming effective, Covidien Shareholders will be able to share in the synergies resulting from the Acquisition by means of the New Medtronic Shares they will receive as part of the Consideration.

There are various material assumptions underlying the synergies estimate which may result in the synergies being materially greater or less than estimated. The estimate of synergies should therefore be read in conjunction with the key assumptions underlying the estimates.

The synergy statements should not be construed as a profit forecast or interpreted to mean that New Medtronic’s earnings in the first full year following the Acquisition, or in any subsequent period, would necessarily match or be greater than or be less than those of Medtronic and/or Covidien for the relevant preceding financial period or any other period.

The estimate of synergies set out in the Rule 2.5 announcement was reported on for the purposes of Rule 19.3(b)(ii) of the Irish Takeover Rules by (i) the Irish firm of PricewaterhouseCoopers; and (ii) Perella Weinberg Partners LP. Copies of their respective reports have been included with this letter. Each of PricewaterhouseCoopers and Perella Weinberg Partners LP has given and not withdrawn its consent to the issue of this announcement with the inclusion of its report.

Assumptions

The bases of belief (including sources of information and assumptions made) that support the anticipated cost synergies are set out in the following paragraphs. The estimate of synergies has been reported on in accordance with Rule 19.3(b)(ii) of the Irish Takeover Rules.

The expected sources of the anticipated annual pre-tax cost synergies include the benefits of:

•	optimizing global back-office, manufacturing and distribution infrastructure; and

•	elimination of redundant public company costs.

When evaluating the potential pre-tax annual cost synergies, the Medtronic board of directors assumed the following:

a)	That the scheme will become effective and New Medtronic will acquire 100% of the issued and to be issued share capital of Medtronic and Covidien on completion of the scheme and the merger;

b)	That there will be no material impact on New Medtronic arising from any decisions made by competition authorities;

c)	That there will be no material change to the market dynamics affecting Medtronic and/or Covidien following the completion of the scheme and the merger;

d)	That there will be no material change to exchange rates following completion of the acquisition; and

e)	There will be no material change to income tax laws or regulations affecting Medtronic and/or Covidien following completion of the scheme and the merger.

In establishing the estimate of recurring pre-tax cost synergies, the Medtronic board of directors had assumed that Covidien’s operations, processes and procedures are comparable to those of Medtronic’s related operations, except where publicly available information clearly indicates otherwise or the due diligence materials provided by Covidien to Medtronic indicated otherwise. Medtronic’s management, aided by its previous integration experience and through an understanding of Covidien’s operations and cost structure based on their own market intelligence and experience, and due diligence materials provided by Covidien, has determined the source and scale of potential recurring pre-tax cost synergies. In addition to information from Medtronic’s and Covidien’s respective management teams, the sources of information that Medtronic has used to arrive at the estimate of the anticipated annual pre-tax synergies, include:

a)	Covidien’s annual report and audited financial statements;

b)	Covidien presentations;

c)	Covidien’s website;

d)	Analysts’ research;

e)	Other public information; and

f)	Medtronic’s knowledge of the industry and of Covidien.

There remains an inherent risk in the synergy forward-looking statements. No synergy statement, including any statement that the scheme and the merger will be accretive, should be construed as a profit forecast or interpreted to mean that New Medtronic earnings in the first full year following the scheme and the merger or in any subsequent period, would necessarily match or be greater than or be less than those of Medtronic and/or Covidien for the relevant preceding financial period or any other period.

Appendix I

Report of PricewaterhouseCoopers pursuant to Rule 19.3(b)(ii) of the Irish Takeover Rules

The Directors

Medtronic, Inc.

710 Medtronic Parkway

Minneapolis, MN 55432-5604

Perella Weinberg Partners (the “Financial Adviser”)

767 Fifth Avenue

New York NY 10153

15 June 2014

Medtronic, Inc.: Recommended Offer to Acquire Covidien plc

We report on the potential cost savings and operational synergies statement (the “Statement”) by the directors of Medtronic, Inc. (the “Company”) set out in Section 7 of the Rule 2.5 Announcement (the “Announcement”) dated 15 June 2014, to the effect that:

“The combination is expected to result in at least $850 million of annual pre-tax cost synergies by the end of fiscal year 2018. These synergies include the benefits of optimizing global back-office, manufacturing and distribution infrastructure, as well as the elimination of redundant public company costs. The estimate excludes any potential revenue synergies.”

The Statement has been made in the context of disclosure in Appendix I of the Announcement setting out the basis of the belief of the Directors of the Company (the “Directors”) supporting the Statement and their analysis and explanation of the underlying constituent elements.

This report is required by Rule 19.3(b)(ii) of the Irish Takeover Panel Act 1997, Takeover Rules, 2013 (the “Rules”) and is given for the purpose of complying with that rule and for no other purpose.

Responsibilities

It is the responsibility of the Directors of the Company to make the Statement in accordance with the Rules.

It is our responsibility and that of the Financial Adviser to form our respective opinions as required by Rule 19.3(b)(ii) of the Rules, as to whether the Statement has been made by the Directors with due care and consideration.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under Rule 19.3(b)(ii) of the Rules to any person as and to the extent therein provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Rule 19.3(b)(ii) of the Rules, consenting to its inclusion in the Announcement.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom and published by the Institute of Chartered Accountants in Ireland. We have discussed the Statement together with the relevant bases of belief (including sources of information and assumptions) with the Directors of the Company and with the Financial Adviser. Our work did not involve any independent examination of any of the financial or other information underlying the Statement.

Since the Statement and the assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual benefits achieved will correspond to those anticipated in the Statement and the differences may be material.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion, on the basis of the foregoing, the Directors have made the Statement, in the form and context in which it is made, with due care and consideration.

Yours sincerely
/s/ PricewaterhouseCoopers
PricewaterhouseCoopers

Appendix II

Report of Perella Weinberg Partners LP pursuant to Rule 19.3(b)(ii) of the Irish Takeover Rules

The Directors

Medtronic, Inc.

710 Medtronic Parkway

Minneapolis,

MN 55432-5604

15 June 2014

Dear Sirs

Proposed acquisition of Covidien plc (“Covidien”) by Medtronic, Inc. (“Medtronic”)

We refer to the statements of estimated cost synergies, the bases of preparation thereof and the notes thereto (together the “Statements”) made by Medtronic set out in this announcement dated 15 June 2014, for which the directors of Medtronic are solely responsible.

We have discussed the Statements (including the assumptions and sources of information referred to therein) with the directors of Medtronic and those officers and employees of Medtronic who have developed the underlying plans.

The Statements are subject to uncertainty as described in this document and our work did not involve any independent examination of any of the financial or other information underlying the Statements.

We have relied upon the accuracy and completeness of all the financial and other information discussed or reviewed by us and we have assumed such accuracy and completeness for the purposes of rendering this letter. In giving the confirmation set out in this letter, we have reviewed the work carried out by PricewaterhouseCoopers and have discussed with them the conclusions stated in their report dated 15 June 2014 addressed to yourselves and ourselves in this matter.

We do not express any opinion as to the achievability of the merger benefits identified by the directors of Medtronic in the Statements.

This letter is provided solely to the directors of Medtronic in connection with Rule 19.3(b)(ii) of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 and for no other purpose. We accept no responsibility to Covidien or its or Medtronic’s shareholders or any other person, other than the directors of Medtronic in respect of the contents of, or any matter arising out of or in connection with, this letter or the work undertaken in connection with this letter.

On the basis of the foregoing, we consider that the Statements, for which the directors of Medtronic are solely responsible, have been made with due care and consideration in the form and context in which they are made.

Yours faithfully
/s/ Philippe McAuliffe
Authorised Signatory
For and on behalf of
Perella Weinberg Partners LP